Exhibit 10.24A

On August 9, 2005, the Compensation Committee of the Board of Directors of the company approved a base salary increase for Lisa Faulk, an executive officer of the company. Ms. Faulk's base salary increased from $225,000 per year to $260,000 per year. Ms. Faulk was also promoted to the position of Chief Administrative Officer. These terms modify the terms of her Executive Employment Agreement dated September 30, 2004.